United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
November 2016
Vale S.A.
Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒    Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐        No    ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐        No    ☒
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐        No    ☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

Vale approves payment of shareholder remuneration

Rio de Janeiro, November 28th, 2016 – Vale S.A. (Vale) informs that its Executive Board proposed and its Board of Directors approved the payment of shareholder remuneration as an anticipation of the mandatory distribution of 2016 results, totaling the gross amount of R$ 856,975,000.00 (US$ 250 million), equals to R$ 0.166293936 (US$ 0.048511898) per common or preferred share in circulation as of November 25th, 2016 (5,153,374,926 shares).

The payment of R$ 856,975,000.00 will be made as of December 16th, 2016, fully in the form of interest on equity. The values in Brazilian reais were obtained from the conversion of US dollar value into Brazillian reais using the exchange rate for the sale of US dollar (Ptax - Option 5 code), as informed by the Central Bank of Brazil on November 25th, 2016 of R$ 3.4279 per US dollar.

The record date for the owners of shares traded on the BM&F Bovespa is December 1st, 2016. The record date for the holders of American Depositary Receipts (ADRs) traded on the New York Stock Exchange (NYSE) and Euronext Paris is on December 6th, 2016. All shareholders on these respective record dates will have the right to shareholder remuneration.

The holders of ADRs will receive the payment through Citibank N.A., the depositary agent for the ADRs, on December 23rd, 2016.

Vale shares will start trading ex-dividend on BM&FBovespa, NYSE and Euronext Paris as of December 2nd, 2016.

The approval is in accordance with the new shareholder remuneration policy that gives the optionality to the Executive Board to propose to the Board of Directors, based on the analysis of the Company’s cash flows and the availability of profits or reserves of profits, distribution to shareholders of remuneration at any time of the year.

The improved outlook for our business and the better than expected cash flow generation supports the approved payment without compromising the goal of reducing indebtedness.

For further information, please contact:
+55-21-3485-3900
Andre Figueiredo: andre.figueiredo@vale.com
Carla Albano Miller: carla.albano@vale.com
Fernando Mascarenhas: fernando.mascarenhas@vale.com
Andrea Gutman: andrea.gutman@vale.com
Bruno Siqueira: bruno.siqueira@vale.com
Claudia Rodrigues: claudia.rodrigues@vale.com
Denise Caruncho: denise.caruncho@vale.com
Mariano Szachtman: mariano.szachtman@vale.com
Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date November 28, 2016	By:	/s/ André Figueiredo
Director of Investor Relations